June 13, 2005

VIA Federal Express and EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Kevin Vaughn, Reviewing Accountant

Re:                               Zoran Corporation.

Comments on Form 10-K for the year ended December 31, 2004 and related filings

File No. 000-27246

Dear Mr. Vaughn:

Reference is made to the letter, dated April 29, 2005, addressed to Mr. Karl Schneider, Chief Financial Officer, of Zoran Corporation (the “Company”), regarding the above-referenced filings.  Provided below are responses to each of the numbered comments.  Please note that the headings and numbers of the responses set forth below correspond to the headings and numbers of the comments contained in the letter.

Form 10-K for the year ended December 31, 2004

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates-Page 21

1.              We note that you recorded significant inventory write downs in 2004.  In addition, we note that your inventory has increased significantly from 2003 to 2004.  Supplementally, tell us and revise future filings to discuss the specific reasons for any significant inventory write-downs and how you determined the amount of the write-down to be recorded.  Finally, tell us why your inventory balance has increased so much from 2003 to 2004 and tell us how you considered this increase in your excess and obsolete inventory analysis.

The Company supplementally advises the Staff that during the fourth quarter of 2004, revenues for our hardware products decreased as a result of an unexpected worldwide inventory correction in the DVD market, the result of DVD industry participants overestimating the growth of global DVD sales.  The Company first became aware of this inventory correction when various DVD manufacturers, primarily located in Asia, abruptly reduced their purchase forecasts, which they provide to Zoran on a periodic basis.  We understand that our customers reduced their forecasts when they realized that their own previous DVD growth estimates were overly optimistic.

On a quarterly basis, management analyzes inventory balances to determine the need for any inventory write-downs required to record inventories at the lower of their cost or market value and to write off excess and obsolete inventories.  Inventory write-downs create a new cost basis and we do not reverse previous inventory write-downs.  We consider excess and obsolete inventories by comparing the quantity of inventory on hand to management’s forecast of customer demand over the following one-year period.  Zoran’s management estimated future sales of its products based on forecasts provided by its customers and other industry and customer information.  During the fourth quarter of 2004 management’s forecast of sales declined primarily as a result of the lower than expected orders of DVD components received from our customers.  In light of the factors cited above, we recorded inventory write-downs during the fourth quarter for products where our inventory and purchase/manufacturing commitments at the end of 2004 exceeded expected sales of our products over the next twelve months.

In response to the Staff’s comment, the Company will revise future filings to include specific reasons for any significant inventory write-downs and how such write-downs were determined.

The Company supplementally advises the Staff that the overall increase in our net inventory at December 31, 2004 compared to the prior year is primarily the result of the growth in our business as evidenced by the increase in hardware product revenues to $315.7 million for the year ended December 31, 2004 compared to $200.2 million recorded in the prior year.  The inventory levels at December 31, 2004 were also impacted by the slowdown in DVD sales as discussed above.

During the first quarter of 2005, we subsequently reduced our inventory purchases and sold a large portion of our year end inventory in the ordinary course of business.  At the end of that quarter, our net inventory was reduced to $34.2 million compared to the $50.0 million recorded at the end of 2004.  The Company did not record significant inventory write-downs during the first quarter of 2005 as inventory on hand at March 31, 2005 did not exceed our forecast of sales for the proceeding twelve month period.  We believe this further supports the reasonableness of the Company’s estimate of excess and obsolete inventories at December 31, 2004.

2.              We note in your discussion of operating loss on pages 25 and 26 that you present your operating losses and effective tax rates excluding certain charges.  These financial measures qualify as non-GAAP financial measures pursuant to Item 10(e)(2) of Regulation S-K.

•                  We note that you have presented your operating losses and effective tax rates excluding charges such as amortization of intangible assets, deferred stock compensation and inventory impairment.  We note that you have incurred similar expenses in each of the past three years.  Pursuant to Item 10(e)(1)(ii)(B) of Regulation S-K, a registrant must not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.  Please revise future filings to eliminate these non-GAAP financial measures, or tell us why you believe the current presentation is appropriate.

•                  We note your statement regarding non-GAAP financial measures on page 20.  We do not believe that your disclosure addresses all of the requirements of Item 10(e)(1)(i) of Regulation S-K, and may be confusing to investors.  Accordingly, please revise your disclosures in future filings to explain why each individual non-GAAP measure presented is useful to an investor and to discuss how management uses the measures and the limitations of using this measure in accordance with Item 10(e)(1)(i) of Regulation S-K.

•                  You state the purpose of the adjustment in the Form 10-K “is to give an indication of [your] baseline performance before gains, losses or other charges that are considered by management to be outside of [your] core operating results.”  Revise future filings to disclose why you do not consider charges for excess and obsolete inventory, amortization of intangible assets and stock compensation expense to be part of your “core operating results.”

The Company advises the Staff that in future filings the Company will refrain from presenting non-GAAP financial measures in our Form 10-Ks and 10-Qs.

Item 8. Financial Statements and Supplemental Data

Note 2. Significant Accounting Policies

Revenue Recognition-Page 47

3.              You note on page 23 that imaging software products comprised approximately 13% of your consolidated revenues in fiscal 2004.  Please tell us and revise future filings to disclose your revenue recognition policy for imaging software, including the applicability of SOP 97-2, EITF 03-05 and EITF 00-21.

The Company applies the provisions of Statement of Position (SOP) 97-2, as amended by SOP 98-9, to determine revenue recognition from the sale of imaging software.  EITF 03-05 and EITF 00-21, are not applicable as imaging software is not sold with our hardware. The Company’s software license agreements typically include obligations to provide maintenance and other support over the first year and provide for renewal of maintenance on an annual basis for a fixed amount at the option of the customer. The Company determined that the renewal rate provides vendor specific objective evidence of the fair value of the maintenance obligations bundled with the sale of the software in accordance with Technical Practice Aids for SOP 97-2, TPA 5100.54, “Fair value of PCS in a multi-year time-based license and software revenue recognition under SOP 97-2.” The Company carves out the portion of the fee related to maintenance based on this substantive renewal rate and recognizes this amount ratably over the term of the maintenance period.

The Company recognizes revenue from the sale of software licenses when persuasive evidence of an arrangement exists, the product has been delivered, title and risk of loss have transferred to the customer, the fee is fixed or determinable and collection of the resulting receivable is probable.  The assessment of whether a fee is fixed or determinable is based partly on the payment terms associated with the transaction.  If any portion of a fee is considered to be extended payment terms, the Company does not consider the fee to be fixed or determinable, in which case, the Company recognizes revenue as the fees become due.  If the Company determines that collection of a fee is less than probable, then the Company will defer the entire fee and recognize revenue upon receipt of cash.

In addition to the license fee, the Company receives royalties based on the number of units sold by a licensee in which the related software is embedded.  As the Company cannot reliably estimate earned royalties, revenue is recognized one quarter in arrears during which time we receive detailed royalty reports from our customers.

The Company advises the Staff that in future filings, the Company will include the following information regarding our revenue recognition policy for software and other revenues:

“The Company recognizes software license revenues in accordance with the provisions of Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.  Software license agreements typically include obligations to provide maintenance and other support over a fixed term and allows for renewal of maintenance on an annual basis.  The Company determines that the fair value of its maintenance obligations with reference to substantive renewal rates within the agreement or objective evidence of fair value as required under SOP 97-2.  Maintenance and support revenue is recognized ratably over the term of the arrangement.  In addition, the Company also receives royalty revenues based on per unit shipments of products embedding our software which is recognized by the Company upon receipt of a royalty report from the customer, typically one quarter in arrears.”

Item 9A. Controls and Procedures-Page 71

We note on page 69 that you incorrectly calculated deferred compensation expense in each of the quarters of fiscal 2004 and have restated the unaudited financial results for those quarters.

4.               We note your disclosures that you “improved disclosure controls and procedures by updating our database to include the necessary information required to calculate the impact of cancelled options on an ongoing basis” and that you “updated personnel and financial records to ensure stock compensation expense relating to the vesting of assumed options held by former employees of Oak Technology, Inc. was properly accounted for.”  It appears that your corrective action may have adequately addressed the amounts recorded in fiscal 2004; however, this does not appear to be a change in controls.  Please supplementally tell us and revise future filings as appropriate to discuss what changes you made to your controls to address the deficiency identified.

The Company supplementally advises the Staff that the root cause of the deficiency was the lack of detailed information in the Company’s financial records necessary to properly calculate the impact of stock option cancellations on stock compensation expense.  During the fourth quarter of 2004, this information was compiled by the Company and as a result, the impact of cancellations is now captured in the financial records and will continue to be available on an ongoing basis so that the calculation can be properly performed.

Every quarter, the Company reviews the list of terminations during the quarter and determines the impact, if any, on stock compensation and deferred stock compensation in accordance with EITF 00-23 issue 11. The specific controls that were put in place during the fourth quarter of 2004 include a detailed computation of the financial statement impact of stock option cancellations accompanied by a documented review of the computation to verify its completeness and accuracy.  Such calculations go through an additional level of review for consistency and completeness and then the appropriate adjusting entries are recorded.  These controls continue to be effective and are expected to continue until they are no longer applicable to the Company.  The changes described above will be discussed in future filings.

Exhibit 31.1 and 31.2

5.              We note that the certifications filed as Exhibits 31.1 and 31.2 to your Form 10-K were not in the proper form.  The required certification must be in the exact form prescribed; the wording of the required certification may not be changed in any respect.  Certain portions of the certification relating to internal control over financial reporting may be omitted as stated in Section III.E. of SEC Release No. 33-8238.  Accordingly, please revise the certifications of your CEO and CFO in future filings to be in the form currently set forth in Item 610(b)(31) of Regulation S-K.

The Company advises the Staff that in future filings, the Company will provide certifications in the exact form prescribed in Item 610(b)(31) of Regulation S-K.

Forms 8-K dated January 25, 2005 and April 28, 2005

6.               We do not believe that the presentation of a non-GAAP statement of operations is appropriate unless all disclosures required by Item 10(e)(1)(i) of Regulation S-K are included for each separate non-GAAP measure.  Please delete this presentation from all future Forms 8-K.

If you continue to present non-GAAP information, Item 2.02 of Form 8-K requires that disclosures “furnished” include information that complies with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K.  Accordingly, you must present a reconciliation for each non-GAAP measure presented in the non-GAAP statements of operations.  You must also provide statements disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provide useful information to investors regarding your financial condition and results of operation.  Those disclosures should be specific and substantive to each individual measure.  Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.  Please confirm that you will revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented.  Provide us with a full sample of your proposed disclosure.  Please note that the disclosure and reconciliation requirements also apply to the non-GAAP financial measure presented on your Form 8-K dated January 12, 2005.

The Company agrees that these non-GAAP financial measure items have recurred within a two year period and will in future be classified as “recurring in nature.”  The Company understands, based on the FAQ, that there is no prohibition against removing a recurring item, if the Company can demonstrate the usefulness of the measure that excludes recurring items.  The following documents the Company’s response to the disclosure requirements of Regulation S-K Item 10(e)(1)(i) and includes samples of our proposed disclosures:

(e) USE OF NON-GAAP FINANCIAL MEASURES IN COMMISSION FILINGS.

(1) Whenever one or more non-GAAP financial measures are included in a filing with the Commission:

(i) The registrant must include the following in the filing:

(A) A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP);

The Company presents GAAP financial information in our Form 8-Ks before presenting the non-GAAP financial measures.  Accordingly, the Company believes that the GAAP measures are presented with equal or greater prominence as required in item (A).

(B) A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (e)(1)(i)(A) of this section;

The Company plans to include a full reconciliation of GAAP financial results of operations to the non-GAAP results of operations.  Please see Exhibit A for a sample of such presentation.

 (C) A statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations

The following is a sample of the disclosure that the Company intends to include in its Form 8-K when presenting non-GAAP measures:

“USE OF NON-GAAP FINANCIAL INFORMATION: In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Zoran reports non-GAAP financial results.  Non-GAAP net income (loss) excludes amortization of acquisition-related intangibles, amortization of deferred stock-based compensation, in-process research and development, and certain other identified charges, such as restructuring expenses.  Non-GAAP net income (loss) gives an indication of the Company’s baseline performance before gains, losses or other charges that are considered by management to be outside of our core operating results.  In addition, non-GAAP net income (loss) is among the primary indicators management uses as a basis for planning and forecasting future periods. These measures are not in accordance with or an alternative for GAAP and may be materially different from non-GAAP measures used by other companies.”

(D) To the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure that are not disclosed pursuant to paragraph (e)(1)(i)(C) of this section

The Company does not include the use of non-GAAP financial measures that are not disclosed pursuant to paragraph (e)(1)(i)(C) of this section.

7.               We note that you use the term “pro forma” to refer to one of your non-GAAP financial measures.  The term “pro forma” has very specific meaning in accounting literature and is defined in Article 11 of Regulation S-X.  Please revise future filings to eliminate the term “pro forma” when referring to your non-GAAP financial measures.

The Company advises the Staff that in future filings, the Company will refrain from using the term “pro forma” to refer to non-GAAP financial measures.

Please call me with any questions regarding this response at (408) 523-6500.

Sincerely,

/s/ Karl Schneider
Karl Schneider
Senior Vice President of Finance and Chief Financial Officer

Exhibit A

ZORAN CORPORATION

RECONCILIATION OF NON-GAAP TO GAAP RESULTS OF OPERATIONS

(in thousands)

(unaudited)

	Three Months Ended				Three Months Ended
	March 31,				March 31,
	2005				2004
	As Reported (GAAP)	Non-GAAP Adjustments (a)		Non-GAAP	As Reported (GAAP)	Non-GAAP Adjustments (a)		Non-GAAP

Revenues:
Hardware product revenues	$59,002			$59,002	$68,029			$68,029
Software and other revenues	14,882			14,882	12,608			12,608
Total revenues	73,884			73,884	80,637			80,637

Costs and expenses:
Cost of hardware product revenues	36,964			36,964	45,328			45,328
Research and development	20,100			20,100	18,646			18,646
Selling, general and administrative	23,174			23,174	14,817			14,817
Amortization of intangibles	12,330	(12,330	)(b)	—	10,343	(10,343	)(b)	—
Deferred stock compensation	517	(517	)(c)	—	1,827	(1,827	)(c)	—
Total costs and expenses	93,085			80,238	90,961			78,791

Operating income (loss)	(19,201)			(6,354)	(10,324)			1,846

Interest & other income, net	405			405	725			725
Income (loss) before income taxes	(18,796)			(5,949)	(9,599)			2,571

Provision for income taxes	—			—	386			386
Net income (loss)	$(18,796)			$(5,949)	$(9,985)			$2,185

Basic net income (loss) per share	$(0.43)			$(0.14)	$(0.23)			$0.05
Diluted net income (loss) per share	$(0.43)			$(0.14)	$(0.23)			$0.05

Shares used to compute basic net income (loss) per share	43,213			43,213	42,522			42,522
Shares used to compute diluted net income (loss) per share	43,213			43,213	42,522			45,038

(a) These adjustments reconcile the Company’s GAAP results of operations to its non-GAAP results of operations. The Company believes that presentation of results excluding non-cash items such as amortization of intangibles and deferred stock based compensation provides meaningful supplemental information to both management and investors that is indicative of the Company’s core operating results and facilitates comparison of operating results across reporting periods. The Company uses these non-GAAP measures when evaluating its financial results as well as for internal planning and forecasting purposes. These non-GAAP measures should not be viewed as a substitute for the Company’s GAAP results.

(b) This adjustment reflects the amortization of intangible assets for the three month periods ended March 31, 2005 and 2004 is associated with the acquisition of Oak Technology, Inc. in August 2003 and Emblaze Semiconductor in July 2004.

(c) This adjustment reflects deferred stock compensation primarily as a result of the acquisition of Oak Technology, Inc. in August 2003.